# Momentus Securities LLC

**Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2023**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-70499

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___
        MM/DD/YY                                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Momentus Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer       ☐ Security-based swap dealer       ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1350 Broadway, Room/Suite 2320
(No. and Street)

| New York | NY | 10018 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| David Ronn | 713-240-5029 | dronn@momentussecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

| 7501 Wisconsin Avenue - Suite 400E | Bethesda | MD | 20814-6583 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/14/2003 | 596 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __David Ronn_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Momentus Securites LLC_____, as of __December 31_____, 2 _023_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_

Signature: _____

Title: _____
CEO

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

# Momentus Securities LLC
## Index
## December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Momentus Securities LLC

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Momentus Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Momentus Securities LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*CohnReznick LLP*

We have served as Momentus Securities LLC's auditor since 2022.

Bethesda, Maryland
February 28, 2024

**Momentus Securities LLC**
**Statement of Financial Condition**
**December 31, 2023**

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 9,705,910 |
| Prepaid expenses and other assets | | 258,604 |
| Operating lease right-of-use asset | | 1,505,623 |
| Property and equipment, net | | 67,895 |
| Total assets | $ | 11,538,032 |

**LIABILITIES AND MEMBER'S EQUITY**

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 951,970 |
| Due to affiliate | | 60,283 |
| Deferred revenue | | 180,000 |
| Operating lease liability | | 1,505,623 |
| Total liabilities | | 2,697,876 |
| **Member's equity** | | 8,840,156 |
| Total liabilities and member's equity | $ | 11,538,032 |

The accompanying notes are an integral part of this financial statement.

# Momentus Securities LLC
## Notes to Financial Statement
## December 31, 2023

**1.  Nature of operations and summary of significant accounting policies**

*Nature of Business*

Momentus Securities LLC (the "Company"), formerly named RPS Securities LLC ("RPS"), is a limited liability company. RPS was organized under the laws of the State of Texas on January 15, 2020. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") since November 9, 2020.

On December 10, 2021, ROX Financial Inc. ("ROX"), the former parent of RPS, entered into a Membership Interest Purchase Agreement ("Purchase Agreement") with Alliance Securities Manager LLC ("ASM"), a Delaware limited liability company and wholly-owned subsidiary of Capital Impact Partners ("CIP"), to sell to ASM all of ROX's rights, title and interest in the Company. On February 11, 2022, the change of ownership in the Company was approved by FINRA, and shortly after, on February 17, 2022, ASM acquired all of the interests in the Company pursuant to the Purchase Agreement and renamed the Company, Alliance Securities LLC. In July 2022, the Company was renamed Momentus Securities LLC.

The Company is approved to engage in investment advisory services including merger and acquisition advisory services which may result in securities offerings. In March 2023, the Company was also approved to engage in firm commitment underwritings, private placement of securities and brokering certain types of securities including municipal securities.

*Basis of Presentation*

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

*Use of Estimates*

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers its investments in short-term money market mutual funds and U.S. Treasury bills to be cash equivalents. The Company defines cash equivalents as short-term, highly liquid investments with   original maturities of three months or less at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments.

*Fees Receivable*

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

*Allowance for Credit Losses*

The Company applies Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

**1. Nature of operations and summary of significant accounting policies (continued)**

*Allowance for Credit Losses (continued)*

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including cash equivalents and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant based on the nature of these financial assets, the credit quality of the counter party, the aging of these assets and the de minimus historical losses on such assets. Management does not believe that an allowance is required as of December 31, 2023.

The Company did not have any fees receivable as of December 31, 2023 or December 31, 2022.

*Revenue Recognition*

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides advisory fees to customers and the revenue is recognized once advisory services were provided and the Company believes that the performance obligation is satisfied. The transaction price or amount of revenue recognized is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services noted in the written agreements with its customers. At times, significant judgement may be required to determine the transaction price.

The Company may also earn success fees at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, generally on the closing date of the transaction. The Company's fee would generally be based on a percentage of the gross proceeds of the offering.

*Contract Liabilities*

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The contract liability activity for the year ended December 31, 2023 included an opening balance of $0 as of December 31, 2022, with one transaction addition of $180,000 during 2023, which has not yet been reduced as of December 31, 2023, as certain performance obligations have not yet been completed. Such amount is included in deferred revenue in the accompanying statement of financial condition.

**1. Nature of operations and summary of significant accounting policies (continued)**

*Income Taxes*

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws.  The Company is a single member limited liability company treated as a disregarded entity for federal and state tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for tax years since 2020.

*Valuation of Assets and Liabilities – Definition and Hierarchy*

In accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), fair value  is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes  the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained  from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy  is categorized into three levels based on the inputs as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

*Property and Equipment*

Property and equipment includes furniture and equipment and is stated at cost less accumulated depreciation. The Company calculates depreciation using the straight-line method over an estimated useful life of five years.

Property and equipment at cost and accumulated depreciation was $74,597 and $6,702, respectively, with a net book value of $67,895 at December 31, 2023.

**1. Nature of operations and summary of significant accounting policies (continued)**

*Leases*

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in a noncancelable operating lease, for office space in New York. For accounting purposes, the Company's leases commence on the earlier of (i) the date upon which the Company obtains control of the underlying asset and (ii) the contractual effective date of a lease. The Company recognized a lease liability and a right-of-use ("ROU") asset as of June 1, 2023, which was the date they obtained control of the underlying asset. The lease liability for each lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for its lease.

The Company's incremental borrowing rate for its lease is the rate of interest it would have to pay on a collateralized borrowing to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

**2. Fair value of investments**

The assets that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2023:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market fund | $ 4,274,914 | $ - | $ - | $ 4,274,914 |
| U.S. Treasury bill | 4,017,701 | - | - | 4,017,701 |
| Total | $ 8,292,615 | $ - | $ - | $ 8,292,615 |

The Company's money market investments and U.S. Treasury bills are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The money market investments and U.S. Treasury bills are included in cash and cash equivalents.

**3. Operating lease**

The Company entered into a sublease with CIP on April 13, 2023 to lease office space under a noncancelable operating lease in New York. For accounting purposes, the Company's sublease was effective June 1, 2023, which was the date they obtained control of the underlying asset, and expires May 31, 2033.

### 3. Operating lease (continued)

The Company maintains a security deposit of $87,870 on its New York office sublease. The security deposit is included in prepaid expenses and other assets in the accompanying statement of financial condition.

The following provides information about the Company's right-of-use assets and liabilities for its operating leases at December 31, 2023:

Operating lease right-of-use asset $1,505,623
Operating lease liability $1,505,623

The components of the Company's lease cost for the year ended December 31, 2023 are as follows:

Weighted average remaining lease term (in years): 9.4 years
Weighted average discount rate: 3.61%

The Company has elected to use its incremental borrowing rate for real estate leases and has elected to use risk-free rates as the discount rate for all its leases involving other classes of underlying assets. The Company uses rates on US government securities for periods comparable with lease terms as risk-free rates.

Annual maturity analysis of the Company's lease liabilities as of December 31, 2023 are as follows:

| Years ending December 31: | | |
|---|---|---:|
| 2024 | $ | 187,659 |
| 2025 | | 190,385 |
| 2026 | | 190,385 |
| 2027 | | 190,385 |
| 2028 | | 190,385 |
| Thereafter | | 817,555 |
| Total minimum lease payments | | 1,766,754 |
| Less: imputed interest | | (261,131) |
| Present value of lease liability | $ | 1,505,623 |

### 4. Related party transactions

Effective March 1, 2022, the Company entered into an expense sharing agreement (the "CIP ESA") with CIP whereby CIP would provide certain administrative services in connection with the Company's operations. These included personnel, professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, and other general and administrative services.

For the year ended December 31, 2023, the total expenses allocated to the Company under the CIP ESA included the lease cost for the office space subleased by CIP to the Company noted above. As of December 31, 2023, the amount due from the Company to CIP was $60,283 and is classified as due to affiliate in the accompanying statement of financial condition.

## 5. Concentrations

The Company maintains its cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

## 6. Net capital requirement

The Company as a member of the Financial Industry Regulatory Authority, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.15 to 1.0. At December 31, 2023, the Company's net capital was $8,214,413, which was $8,114,413 in excess of its minimum requirement of $100,000.

## 7. Exemption from Rule 15c3-3

The Company does not claim an exemption from Securities Exchange Act ("SEA") Rule 15c3-3, in reliance on Footnote 74 to SEC Release No. 34-70073, and as discussed in Q&A 8 of the related Frequently Asked Questions ("FAQ") Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule issued by SEC staff in July 2020. In order to avail itself of this option, the Company represents that it does not, and will not, 1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, 2) does not and will not carry accounts of or for customers and 3) does not and will not carry PAB accounts. The Company's business activities are, and will remain, limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

## 8. Subsequent events

The Company has evaluated subsequent events through February 28, 2024, the date that the accompanying financial statement was available to be issued.

Effective January 19, 2024, FINRA approved the Company's voluntary election to compute its net capital under the alternative method, permitted by SEC Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

There were no other significant subsequent events which would require recognition or disclosure in the accompanying financial statement.